================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 13)

                              Hurco Companies, Inc.
                                (Name of Issuer)

     COMMON STOCK, NO PAR VALUE                            447324 10 4
   (Title of class of securities)                         (CUSIP number)

                             STEPHEN H. COOPER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 29, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


================================================================================



NY2:\852073\01\$9GP01!.DOC\53459.0004

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD PARTNERS II L.P.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               278,001
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         4.7%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------




                                          2

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD MANAGEMENT II L.P.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               278,001
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         4.7%
---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN
---------------------------------------------------------------------------------------------------------





                                          3

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                    HENDRIK J. HARTONG, JR.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:

---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF
---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:
---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   68,012(*)
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ----------------------------------------------------------------------------------
                          8    SHARED VOTING POWER:                 278,001
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              68,012(*)
                       ----------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER:            278,001
---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               346,013(*)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
               Excludes 4,000 shares of Common Stock held by Hendrik
               J. Hartong, Jr.'s children as to which Mr. Hartong disclaims beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         5.8%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN
---------------------------------------------------------------------------------------------------------



----------------------

*  INCLUDES 25,000 SHARES THAT MAY BE ACQUIRED UPON THE EXERCISE OF CURRENTLY
   EXERCISABLE OPTIONS.



                                        4

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 RICHARD T. NINER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   401,548(*)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              401,548(*)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               679,549(*)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [X]
               SHARES:
               Excludes 2,500 shares of Common Stock held by Richard
               T. Niner's children as to which Mr. Niner disclaims
               beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         11.4%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


------------------

* Includes 25,000 shares that may be acquired upon the exercise of currently exercisable options.

                     This Statement constitutes Amendment No. 13 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Brynwood Partners II L.P., a Delaware limited partnership ("Brynwood II"), its general partner, Brynwood Management II L.P., a Delaware limited partnership ("Brynwood Management II"), Hendrik J. Hartong, Jr. and Richard T. Niner (collectively, the "Beneficial Owners"), with respect to the Common Stock, no par value (the "Common Stock"), of Hurco Companies, Inc. (the "Company").

                     Item 3. Source and Amount of Funds or Other Considerations.

                     The total amount required by Mr. Niner to effect the purchases since the date of Amendment No. 12 to the Schedule 13D was $345,625, all of which was derived from Mr. Niner's personal funds.

                     Item 4. Purpose of the Transaction.

                     The purchases of shares of Common Stock by Mr. Niner since the date of Amendment No. 12 to the Schedule 13D were made solely for the purpose of increasing Mr. Niner's equity position in the Company at prices deemed favorable. Mr. Niner may purchase additional shares of Common Stock from time to time in the open market or in privately negotiated transactions as and when appropriate opportunities may arise.

                     Item 5. Interest in Securities of the Issuer.

                     (a)-(b) As of November 17, 1999, the Beneficial Owners beneficially owned the following shares of Common Stock:

                  (i) Brynwood II is the direct owner of 278,001 shares of Common Stock. The 278,001 shares represent approximately 4.7% of the 5,950,859 outstanding shares of Common Stock.

                  (ii) By virtue of being the general partner of Brynwood II, Brynwood Management II is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood II.

                  (iii) Hendrik J. Hartong, Jr. is the direct owner of 68,012 shares of Common Stock (including 25,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are currently exercisable). The 68,012 shares represent approximately .9% of the 5,950,859 outstanding shares of Common Stock. Mr. Hartong has sole voting and dispositive power over the shares of Common Stock that he owns directly. Mr. Hartong disclaims beneficial ownership with respect to an aggregate of an additional 4,000 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power. By virtue of being a partner of Brynwood Management II, Mr. Hartong is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management II. Mr. Hartong has shared voting and dispositive power over the shares beneficially owned by Brynwood II.

                  (iv) Richard T. Niner is the direct owner of 401,541 shares of Common Stock (including 25,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are currently exercisable). The 401,548 shares represent approximately 6.7% of the 5,950,859 outstanding shares of Common Stock. Mr. Niner has sole voting and dispositive power over the 401,548 shares that he owns directly. Mr. Niner disclaims beneficial ownership with respect to an aggregate of an additional 2,500 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power. By virtue of being a partner of Brynwood Management II, Mr. Niner is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management II. Mr. Niner has shared voting and dispositive power over the shares beneficially owned by Brynwood II.

                     (c) On October 29, 1999, Mr. Niner purchased in a single block transaction in the open market 50,000 shares of Common Stock at a price of $3.50 per share, plus a commission. On each of November 10, 1999, November 15, 1999 and November 17, 1999, Mr. Niner purchased in a single block transaction in the open market 5,000 shares of Common Stock at a price of $3.375 per share, plus a commission. Except as set forth in this paragraph (c), none of the Beneficial Owners has effected any transactions in shares of Common Stock during the past sixty days.

                     (d) Not applicable.

                     (e) Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


           Dated:  November 19, 1999


                                        BRYNWOOD PARTNERS II L.P.
                                        By: Brynwood Management II L.P.,
                                        its General Partner

                                        By: /s/ Richard T. Niner
                                            ----------------------------------
                                            Richard T. Niner,
                                            a Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  November 19, 1999

                                               BRYNWOOD MANAGEMENT II L.P.

                                               By: /s/ Richard T. Niner
                                                   ----------------------------
                                                   Richard T. Niner,
                                                   a Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  November 19, 1999

                                             Hendrik J. Hartong, Jr.,

                                             By: /s/ Richard T. Niner
                                                 ----------------------------
                                                 Richard T. Niner,
                                                 Attorney-in-Fact

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  November 19, 1999

                                               /s/ Richard T. Niner
                                               ------------------------------
                                               Richard T. Niner